Exhibit 99.2

2011 Second Quarter Results Presentation  August 8, 2011  HK000NN7

Safe Harbor Statement and Currency Convenience Translation  Safe Harbor Statement  Statements in this release contain “forward -looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward -looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding sequential top-line growth in the third quarter, the growing popularity of ZT Online 2, the ongoing strong performance of the ZT Online Series, the release of a new expansion pack for the ZT Online Series in the third quarter of 2011, and the timetable for engineering testing, closed beta testing, open beta testing and commercial launch of the various products in our game pipeline . These forward -looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward -looking statements . Among the factors that could cause our actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which we operate . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 17, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010. Our actual results of operations for the second quarter of 2011 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to us, which is subject to change . Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward -looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release .  Currency Convenience Translation  This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.4635, which was the noon buying rate as of June 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.  © 2011 Giant Interactive Group, Inc. All Rights Reserved 2

Giant Interactive Group  A Leading Online Game Developer & Operator  © 2011 Giant Interactive Group, Inc. All Rights Reserved 3

Giant: NYSE Listed  NYSE IPO: November 1, 2007  Ticker: GA  US$1.8 Billion Market Cap:  August 5, 2011  Fully Diluted Shares: Approximately 235 Million  About Giant:  Headquarters: Shanghai, China  Approximately 2,300 Employees: including 750 liaison personnel  Investor Information: www.ga-me.com  © 2011 Giant Interactive Group, Inc. All Rights Reserved 4

Key Operational and Financial Highlights  © 2011 Giant Interactive Group, Inc. All Rights Reserved 5

Key Quarterly Operating Metrics  Active Paying Accounts (APA) Average Concurrent Users (ACU)  2,400  1,994 700 670 654 2,000 1,779 588 584 586 1,693 600 538 1,497 1,600 1,435  Thousands 1,373 500  1,200 Thousands 400 in  in  300 800  Users 200 Accounts 400 100  0 0  1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11  Average Revenue per User (ARPU) Peak Concurrent Users (PCU)  300  2,500  250 2,122 220 223 225 215 216 212 1,916 2,000 1,657 1,713 200 1,611 1,466 1,500 150 Thousands RMB in  1,000 100 Users  50 500  0 0  1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11  © 2011 Giant Interactive Group, Inc. All Rights Reserved 6

Solid Profitability and High Margins  Net Revenue Gross Profit Margin  80 100%  67.5 85.2% 85.4% 85.2% 84.5% 84.4% 85.5%  70 61.6  55.8 80% 60 50.6 millions 44.6 47.4   50 60% in  40  Dollars 30 40%   20 20%  US 10  0 0%  1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11  Net Income Net Income Margin  50  100% 40.0  40 80% 35.0  31.2 61.6% 62.8% 65.0% 60.9% millions 27.4 57.8%   30 27.1 60% in Dollars 20 40%  US 10 20%  2.3% 1.6  0 0%  1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 •2Q11 Net Income down due to one-time withholding tax •2Q11 Net Income Margin down due to one-time withholding tax associated with repatriation of cash for a significant $3 per share associated with repatriation of cash for a significant $3 per share special dividend . special dividend .  •2Q11 Non-GAAP Net Income was US$42.5 million. •2Q11 Non-GAAP Net Income Margin was 62.9%.  © 2011 Giant Interactive Group, Inc. All Rights Reserved 7

Q2 2011 Key Financial Highlights  Q2 2011 Q2 2011 Q1 2011 Q-o-Q Q2 2010 Y-o-Y  (In millions, except EPS data) Margins US$ RMB RMB % RMB %  Total Net Revenue 67.5 436.2 403.3 8.2% 321.7 35.6% Cost of Services 9.8 63.4 62.8 1.0% 46.9 35.2%  Gross Profit 57.7 372.8 340.4 9.5% 274.8 35.7% 85.5% Operating Expenses 18.1 116.9 91.4 27.9% 94.2 24.1% Income from Operations 39.6 255.9 249.0 2.8% 180.5 41.8% 58.7%  Net Income Attributable to the Company’s 1.6 10.2 262.1 -96.1% 186.0 -94.5% 2.3%  Shareholders  Basic EPS (RMB) 0.04 1.15 -96.5% 0.82 -95.1% Diluted EPS (RMB) 0.04 1.12 -96.4% 0.79 -94.9%  Q1 2011 Q-o-Q Q2 2010 Y-o-Y  US$ % US$ %  Basic EPS (US$) 0.01 0.18 -94.4% 0.12 -92.3% Diluted EPS (US$) 0.01 0.17 -94.1% 0.12 -91.7%  •2Q11 Net Income, Net Income Margin and EPS were down due to one-time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. •2Q11 Non-GAAP Net Income was US$42.5 million.  •2Q11 Non-GAAP Net Income Margin was 62.9%.  •2Q11 Non-GAAP Basic and Diluted EPS were RMB1.19 (US$0.18) and RMB1.17 (US$0.18), respectively .  © 2011 Giant Interactive Group, Inc. All Rights Reserved 8

Significant Special Cash Dividend and Strong Balance Sheet  The Board of Directors has declared a one-time special cash dividend of $3.00 per ordinary share or ADS. The special dividend is payable to shareholders of record on August 31, 2011 and is expected to be paid on September 9, 2011. The total amount of cash distributed in this special dividend is expected to be approximately $708.2 million net of one-time accrued withholding tax associated with the repatriation of cash for this special dividend intended to be paid, but may be subject to offshore withholding/income taxes and handling charges .  Jun 30, Jun 30, Mar 31, Jun 30, 2011 2011 2011 2010  (In millions)  US$ RMB RMB RMB  Cash, Cash Equivalents & Short-Term   807.4 5,218.7 6,186.4 4,996.9  Investments  Current Assets 1,007.8 6,513.7 6,489.9 5,193.4 Total Assets 1,176.0 7,600.8 7,295.5 6,523.8 Current Liabilities 187.4 1,211.3 901.6 532.3 Total Liabilities 187.5 1,211.6 901.9 532.6 Shareholders’ Equity 986.9 6,379.0 6,382.9 5,973.5  Non-controlling Interest 1.6 10.2 10.7 17.7  Total Liability and Equity 1,176.0 7,600.8 7,295.5 6,523.8  © 2011 Giant Interactive Group, Inc. All Rights Reserved 9

Operational Updates  © 2011 Giant Interactive Group, Inc. All Rights Reserved 10

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs and continuous updates introduced since launch • Also available in Greater China, Vietnam and Russia • New group PK campaign and in-game activities celebrating 5th anniversary of ZT Online in 2Q11 • New expansion pack expected in 3Q11
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty • New expansion pack released in 2Q11 with combat pet system and magical equipment
ZT Online Green	• Open beta testing launched at end of 1Q10 • Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • New game functions such as equipment purifying, a multiple hit system and brother alliance in 2Q11 • New expansion pack expected in 3Q11
ZT Online 2	• Sequel to ZT Online Series, brand new Free-To-Play 2D MMORPG • 3rd generation in-game economy providing a fairer system to more gamers • Innovative artwork methods adopted to improve graphical quality in gameplay • Unlimited closed beta testing in November 2010 with PCU approaching 200,000 • Official closed beta testing in April 2011 with PCU currently achieving 300,000 • Open beta testing planned in September 2011

© 2011 Giant Interactive Group, Inc. All Rights Reserved

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Product Portfolio & Pipeline

GIANT

Existing Games	Game History and Initiatives
Giant Online	• 2.5D modern military themed MMORPG • Open beta testing launched at end of 1Q08 • Taiwanese version entered into official open beta testing at end of 3Q10 • New space-themed expansion pack released in 2Q11 with meteorite equipment and interstellar gates
XT Online	• 2.5D ancient Chinese fantasy martial arts MMORPG • Part of our Win@Giant program from 2Q09 • Vietnamese version currently under localization • Open beta testing with new levels and gameplay features expected in 3Q11
The Golden Land	• Browser-based webgame with a medieval strategy theme • Remained one of the most popular webgames in Taiwan and Japan in 2Q11 • Versions Thailand launched in June 2011 • Open beta testing for the Korean, US and European versions expected in August 2011 • Closed beta testing expected for Spain, Turkey and Russia in 3Q11
Upcoming Games	**Game History and Initiatives**
Spirits of the Warriors	• Self-developed 3D MMORPG based on the Three Kingdom period in ancient Chinese history • Developed using the RenderWare graphics engine • A new round of engineering testing expected in 3Q11
Elsword	• Licensed 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea • Further localization based on limited engineering testing in 2Q11 • Another round of engineering testing planned in 3Q11 • Commercial launch targeted in 4Q11
Allods Online	• Licensed 3D free-to-play fantasy & sci-fi MMORPG developed by Astrum Nival of Russia • Extensive translation and localization in 2Q11 • Initial engineering testing expected in 3Q11

© 2011 Giant Interactive Group, Inc. All Rights Reserved

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Q2 2011 Marketing and Distribution Network  Enhanced Marketing Efficiency in Q2’11  o Over 180 liaison offices  o Over 750 dedicated liaison personnel o Over 130 distributors o Over 96,000 retail outlets  o Penetration of all large cities and almost all provinces in China  o Focus on penetrating medium / small cities with continued Internet and on-site promotional events  Maximize Player Awareness and Game Recognition to Improve Penetration  © 2011 Giant Interactive Group, Inc. All Rights Reserved 13

Business Outlook  © 2011 Giant Interactive Group, Inc. All Rights Reserved 14

Growth Strategies  To Develop and Operate the Largest Online Game Network in Asia  Player Segmentation Based on Game Features and Spending  1 Preferences to Increase Player Loyalty and to Extend Game Lifecycles  Introduce Different Genres of Games and Expand Geographical   2 Coverage to Grow Our Player Base  Pursue Opportunities for Acquisitions, Strategic Joint Ventures 3 and Opportunistic Investments   © 2011 Giant Interactive Group, Inc. All Rights Reserved 15

Near -term Expectation  The Company expects other revenue to decrease in the third quarter 2011. However, given the continued growth of ZT Online 2, the Company expects continued online game revenue and net revenue growth in the third quarter 2011.  © 2011 Giant Interactive Group, Inc. All Rights Reserved 16

NYSE: GA Thank you  www.ga-me.com  HK000NN7